UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-42412

Creative Global Technology Holdings Limited

Unit 03, 22/F, Westin Centre,

26 Hung To Road, Kwun Tong,

Kowloon, Hong Kong
People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On January 30, 2025, Creative Global Technology Holdings Limited issued a press release announcing its financial results for the fiscal year ended September 30, 2024. A copy of the press release is furnished as Exhibit 99.1 to this report on Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 30, 2025	Creative Global Technology Holdings Limited

	By:	/s/ Shangzhao (Cizar) Hong
Shangzhao (Cizar) Hong
Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release

3